UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
New Mellow Co.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 24, 2018

Physical address of issuer
4014 Chase ave #212 Miami Beach FL 33140

Website of issuer
https://www.cookmellow.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
July 17, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$76,731	$12,500
Cash & Cash Equivalents	$2,040	$12,500
Accounts Receivable	$0	$0
Short-term Debt	$177,038	$0
Long-term Debt	$0	$0
Revenues/Sales	$3,457	$0
Cost of Goods Sold	$23,507	$0
Taxes Paid	$0	$0
Net Income	$(178,432)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 30, 2020

NEW MELLOW CO.

Up to $1,070,000 of Crowd Notes

New Mellow Co. ("Mellow", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 17, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by July 17, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 10, 2020 will be permitted to increase their subscription amount at any time on or before July 17, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after July 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 17, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.cookmellow.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/mellow

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

New Mellow Co. is a C-Corporation that was formed on May 24, 2018 in the State of Delaware. In October 2019, the Company entered into a transaction with a related party entity that the Company had loaned $100,000 to, whereby the Company acquired the assets of Mellow, Inc. ("Old Mellow"), an entity that originally developed and sold the sous vide machine which is the basis for Mellow's future operation. The related party entity, received the assets of Old Mellow by successfully bidding in an auction held on October 4, 2019. The acquired assets consisted of inventory, intellectual property technology, brand assets and all data owed, held, used or developed by Old Mellow
The Company is located at 4014 Chase ave #212 Miami Beach FL 33140.

The Company's website is https://www.cookmellow.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/mellow and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	July 17, 2020
Use of proceeds	See the description of the use of proceeds on page 11 and 12 hereof.
Voting Rights	See the description of the voting rights on pages 14 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the financial statements note: "To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to angel investors and/or through Regulation Crowdfunding as well as the sale of existing inventory. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sous vide and kitchen appliance market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Product safety and quality concerns, including concerns product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and

consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted related party transactions. In June 2019, the Company entered into a loan with a related party for $87,500. The loan is due in 18 months and bears no interest. In addition, the Company was to issue 3150 shares of common stock. The Company valued the common stock at $83.33 per share. The price was determined by using the price our founder used to sell a portion of their shares to a third party for. The Company then allocated the relative fair value of the debt and equity component and recorded a discount to the note payable of $65,625. The discount is being amortized over the life of the note. During the year ended December 31, 2019, the company amortized $21,875 of the discount. The balance of the loan as of December 31, 2019 is $43,750. The remaining amortization will be recognized in 2020 through the date of loan maturity. In June 2019, the Company loaned a related party $100,000. The note bore interest at 8% per annum. Interest only payments were to commence August 1, 2019 and continue until July 1, 2020, when the note matured and all principal and unpaid interest was due. As described in Note 1, in October 2019, the loan was extinguished through the receipt of asset of Old Mellow held by the related party. Interest during time the loan was outstanding was negligible.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $3,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $3,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3,000,000 valuation cap, so you should not view the $3,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 97.56% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Mellow, a smart sous-vide machine that will cook your meals without you being there to cook it. Our mission is to bring healthy and convenient eating options to the home. We have created Mellow to work as your sous-chef, one that cooks using a technique called sous-vide and lives on your countertop and in your smartphone.

We all have busy lives and when its time to eat we are often too exhausted to face the kitchen to prepare a meal. Mellow helps you craft chef-worthy meals by cooking ingredients to perfection, ready exactly when you want them. Mellow cooks using a technique called sous vide. This technique is commonly used in high-end restaurants and known for the incredible and consistent results, as well as one healthiest way to cook. Sous vide assures you that whatever you are cooking is going to be done to perfection, your ingredients will be cooked to your chosen doneness without undercooking or overcooking it. How is that done? It's as easy as dropping a bag with your ingredients in Mellow, grab your phone and say what you wanna cook, how you wanted it cooked and when you want it ready. That´s it! Your meal will be cooked to perfection by the time you want it.

Now a little bit about us, Mellow was founded in 2013 by an international team led by passionate food lovers and innovators. Was part of TechStars San Francisco in 2013 and raised $3.000.000 to successfully delivered their 1st Mellow units to the market in 2017.

With thousands of units in the market, we are now ready to grow and take out our product to the next level with Mellow Duo, because what can be better than having a perfectly cooked steak when you get home? It is having a perfectly cooked side dish to go with it!

Mellow Duo will be a modular machine, it will come with two water bath tank configurations. Two small tanks that will allow you to cook your main ingredient and side dish simultaneously. And a large one with a bigger capacity so you can cook up to fourteen portions, allowing you to cook for a crowd of simply cook bigger cuts of meat.

Our goal is to also grow as a meal delivery company allowing our users to buy packed and seasoned ingredients ready to be dropped inside of Mellow.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	40%	40%	35%
Industrialization	20%	20%	10%
Marketing and Sales	20%	20%	30%
Operations	10%	10%	20%
Mellow Meals Development	10%	10%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the	Principal Occupation and

	Company	Employment Responsibilities for the Last Three (3) Years
Vanessa Dominguez	CEO	● **Mellow**, CEO (June 2019-present): Principal Responsibilities: Day to Day operations of the company ● **Mellow,** COO (May 2018 - June 2019 ● **Mellow,** Industrial Designer (Jan 2014 - May 2018

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	6150 shares	Yes	N/A	N/A	100%	N/A

The Company has the following debt outstanding:
Assumed Debt
The Company assumed a loan in October 2019 with a balance of $8,939 that Old Mellow had with a digital store software provider. The loan is to be repaid through the sale of product through the digital store with 15% of each sale being withheld for repayment. During 2019, the Company repaid $557 of this balance through sale of product. As of December 31, 2019, the balance outstanding was $8,362. The loan is secured by virtually all of the Company's assets.

Related Party Note Payable
In June 2019, the Company entered into a loan with a related party for $87,500. The loan is due in 18 months and bears no interest. In addition, the Company was to issue 3150 shares of common stock. The Company valued the common stock at $83.33 per share. The price was determined by using the price our founder used to sell a portion of their shares to a third party for. The Company then allocated the relative fair value of the debt and equity component and recorded a discount to the note payable of $65,625. The discount is being amortized over the life of the note. During the year ended December 31, 2019, the company amortized $21,875 of the discount. The balance of the loan as of December 31, 2019 is $43,750. The remaining amortization will be recognized in 2020 through the date of loan maturity.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
243 MEZZ GROUP, LLC	6000 Common shares	97.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
New Mellow Co. was formed on May 24, 2018 ("Inception") in the State of Delaware. The Company's headquarters are located in Miami Beach, Florida. Mellow develops and generates revenues from the sale of sous vide machines through the Company's website and online resellers. Sous vide machines are cool water cooking devices. During 2018, the Company was not operating.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to angel investors and/or through Regulation Crowdfunding as well as the sale of existing inventory. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $10,000 in cash on hand as of 04/30/2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered “non-Major Investors.” Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

In October 2019, the Company entered into a transaction with a related party entity to which the Company had loaned $100,000, whereby the Company acquired the assets of Mellow, Inc. ("Old Mellow"), an entity that originally developed and sold the sous vide machine which is the basis for Mellow's future operation. The related party entity received the assets of Old Mellow by successfully bidding in an auction held on October 4, 2019. The acquired assets consisted of inventory, intellectual property technology, brand assets and all data owed, held, used or developed by Old Mellow.

Through this transaction, the $100,000 originally loaned to the related party entity and negligible interest thereon was considered relieved and the Company took legal possession of the assets described above. As part of the assumption of assets, the Company obtained a digital store that had a related loan originally provided by the vendor of the digital store software (Note 3). The balance assumed was $8,939. As the book value of the inventory acquired was greater than the loan receivable relieved and the liability assumed, 100% of the value of the assets assumed were assigned to the inventory, resulting in inventory assumed of $108,939.

In June 2019, the Company entered into a loan with a related party for $87,500. The loan is due in 18 months and bears no interest. In addition, the Company was to issue 3150 shares of common stock. The Company valued the common stock at $83.33 per share. The price was determined by using the price our founder used to sell a portion of their shares to a third party for. The Company then allocated the relative fair value of the debt and equity component and recorded a discount to the note payable of $65,625. The discount is being amortized over the life of the note. During the year ended December 31, 2019, the company amortized $21,875 of the discount. The balance of the loan as of December 31, 2019 is $43,750. The remaining amortization will be recognized in 2020 through the date of loan maturity.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (such as an IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Vanessa Dominguez
(Signature)

Vanessa Dominguez
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Vanessa Dominguez
(Signature)

Vanessa Dominguez
(Name)

CEO
(Title)

April 30, 2020
(Date)

/s/Zalmi Duchman
(Signature)

Zalmi Duchman
(Name)

President
(Title)

April 30, 2020
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

NEW MELLOW CO.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2019 AND 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

New Mellow Co.
Index to Financial Statements
(unaudited)

	Pages
Independent Accountants' Review Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to the Financial Statements	6

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
New Mellow Co.
Miami Beach, Florida

We have reviewed the accompanying financial statements of New Mellow Co. (the "Company"), a Corporation, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2019 and the period from May 24, 2018 (Inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

March 6, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

NEW MELLOW CO.
BALANCE SHEETS
(unaudited)

	December 31, 2019	December 31, 2018
Assets		
Current assets -		
Cash	$ 2,040	$ 12,500
Inventory	74,691	-
Total current assets	76,731	12,500
Total assets	$ 76,731	$ 12,500
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable - related party	$ 124,926	$ -
Note payable - related party	43,750	-
Note payable	8,362	-
Total current liabilities	177,038	-
Total liabilities	177,038	-
Commitments and contingencies (Note 4)		
Stockholders' Deficit:		
Common stock	6,150	3,000
Additional paid-in capital	71,975	9,500
Accumulated deficit	(178,432)	-
Total stockholders' deficit	(100,307)	12,500
Total liabilities and stockholders' deficit	$ 76,731	$ 12,500

See accompanying independent accountants' review report and notes to the financial statements

NEW MELLOW CO.
STATEMENTS OF OPERATIONS
(unaudited)

	Year ended December 31, 2019	Period from Inception to December 31, 2018
Revenues	$ 3,457	$ -
Cost of revenues	23,507	-
Gross loss	(20,050)	-
Operating Expenses:		
General and administrative	31,470	-
Sales and marketing	105,037	-
Total operating expenses	136,507	-
Operating loss	(156,557)	-
Interest expense, net	21,875	-
Net loss	$ (178,432)	$ -

See accompanying independent accountants' review report and notes to the financial statements

NEW MELLOW CO.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
May 24, 2018 - Inception	-	$ -	$ -	$ -	$ -
Founders' shares	3,000	3,000	9,500	-	12,500
Net loss	-	-	-	-	-
December 31, 2018	3,000	3,000	9,500	-	12,500
Shares issued with related party note payable	3,150	3,150	62,475		65,625
Net loss	-	-	-	(178,432)	(178,432)
December 31, 2019	6,150	$ 6,150	$ 71,975	$ (178,432)	$ (100,307)

See accompanying independent accountants' review report and notes to the financial statements

NEW MELLOW CO.
STATEMENTS OF CASH FLOWS
(unaudited)

	Year ended December 31, 2019	Period from Inception to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (178,432)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	21,875	-
Changes in operating assets and liabilities:		
Inventory	34,248	-
Accounts payable - related party	124,926	-
Net cash provided by operating activities	2,617	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Related party advance	(100,000)	-
Net cash provided used in investing activities	(100,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	87,500	-
Repayment of note payable	(577)	-
Proceeds from founders shares	-	12,500
Net cash provided by financing activities	86,923	12,500
Increase (decrease) in cash and cash equivalents	(10,460)	12,500
Cash and cash equivalents, beginning of period	12,500	-
Cash and cash equivalents, end of period	$ 2,040	$ 12,500
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Repayment of loan receivable through assumption of assets and liability	$ 108,939	$ -
Relative fair value of shares issued with note payable from related party	$ 65,625	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

New Mellow Co. was formed on May 24, 2018 ("Inception") in the State of Delaware. The financial statements of New Mellow Co. (which may be referred to as "Mellow", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami Beach, Florida.

Mellow develops and generates revenues from the sale of sous vide machines through the Company's website and online resellers. Sous vide machines are cool water cooking devices. During 2018, the Company was not operating.

In October 2019, the Company entered into a transaction with a related party entity that the Company had loaned $100,000 to (Note 4), whereby the Company acquired the assets of Mellow, Inc. ("Old Mellow"), an entity that original developed and sold the sous vide machine which is the basis for Mellow's future operation. The related party entity, received the assets of Old Mellow by successfully bidding in an auction held on October 4, 2019. The acquired assets consisted of inventory, intellectual property technology, brand assets and all data owed, held, used or developed by Old Mellow.

Through this transaction, the $100,000 originally loaned to the related party entity and negligible interest thereon was considered relieved and the Company took legal possession of the assets described above. As part of the assumption of assets, the Company obtained a digital store that had a related loan originally provided by the vendor of the digital store software (Note 3). The balance assumed was $8,939. As the book value of the inventory acquired was greater than the loan receivable relieved and the liability assumed, 100% of the value of the assets assumed were assigned to the inventory, resulting in inventory assumed of $108,939.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to angel investors and/or through Regulation Crowdfunding as well as the sale of existing inventory. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, consumer tastes and trends, consumer acceptance, competition from other companies, pandemics that affect sources of manufacturing, and maintaining operational integrity while developing new product and service offerings. Adverse

developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventory is stated at the lower of cost (using the first-in, first-out method "FIFO") or net realizable value. Inventories consist of purchased finished good sous vide machines.

During the year ended December 31 2019, the Company determined that an impairment of inventory was needed as the carrying costs was in excess of the net realizable value based on average selling price during 2019. Accordingly, the Company impaired the inventory by $18,933 with the charge included on cost of revenues.

Convertible Debt and Warrant
The note payable is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of debt issued with shares, which is treated as a discount to the instruments where derivative accounting does not apply. The discounts are accreted over the term of the debt.

Under these guidelines, the Company allocates the value of the proceeds received from a debt transaction between the debt and any other detachable instruments (such as shares) on a relative fair value basis. The allocated fair value is recorded as a debt discount or premium and is amortized over the expected term of the note payable to interest expense.

Revenue Recognition
The Company recognizes revenue from the sale of products when it 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. Revenue is typically recognized after an order has been received through the digital store and the related product has shipped.

Proceeds from the sale of crowdfunding campaigns that require us to ship product are deferred until the related product is shipped.

Cost of Revenues
Cost of revenues consists primarily the value of sous vide machines sold.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2019 and 2018, advertising expense was $1,000 and $0, respectively.

Income Taxes
The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Assumed Debt
As described in Note 1, the Company assumed a loan in October 2019 with a balance of $8,939 that Old Mellow had with a digital store software provider. The loan is to be repaid through the sale of product through the digital store with 15% of each sale being withheld for repayment. During 2019, the Company repaid $557 of this balance through sale of product. As of December 31, 2019, the balance outstanding was $8,362. The loan is secured by virtually all of the Company's assets.

Related Party Note Payable
In June 2019, the Company entered into a loan with a related party for $87,500. The loan is due in 18 months and bears no interest. In addition, the Company was to issue 3150 shares of common stock. The Company valued the common stock at $83.33 per share. The price was determined by using the price our founder used to sell a portion of their shares to a third party for. The Company then allocated the relative fair value of the debt and equity component and recorded a discount to the note payable of $65,625. The discount is being amortized over the life of the note. During the year ended December 31, 2019, the company amortized $21,875 of the discount. The balance of the loan as of December 31, 2019 is $43,750. The remaining amortization will be recognized in 2020 through the date of loan maturity.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
The Company was initially authorized to issue 3,000 shares of common stock with a par value of $1.00. Upon Inception, the founders collectively received 3,000 shares of common stock for a contribution of $12,500.

As of December 31, 2018, the Company had 3,000 shares outstanding. As of December 31, 2019, the Company had 3,000 shares outstanding and 3,150 shares committed to be issued pending the increase in authorized shares. The Company subsequently approved the increase in authorized common stock to 10,000 shares, and accordingly, 6,150 shares of common stock are shown as outstanding as of December 31, 2019.

NOTE 6 – INCOME TAXES

The Company does not currently have a tax liability to the federal government due to historical losses. During the periods presented, Texas did not have a state income tax.

The Company's net deferred tax assets at December 31, 2019 and 2018 are approximately $41,000 and $0, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2019, and 2018, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the periods ended December 31, 2019 and 2018, the Company valuation allowance increased by approximately $41,000 and $0 respectively.

At December 31, 2018, the Company had federal net operating loss carry forwards of approximately $156,000. The federal net operating losses do not expire under current tax law.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2018. The Company currently is not under examination by any tax authorities.

NOTE 7 – RELATED PARTY TRANSACTIONS

See Note 3 for related party note payable.

In June 2019, the Company loaned a related party $100,000. The note bore interest at 8% per annum. Interest only payments were to commence August 1, 2019 and continue until July 1, 2020, when the note matured and all principal and unpaid interest was due. As described in Note 1, in October 2019, the loan was extinguished through the receipt of asset of Old Mellow held by the related party. Interest during time the loan was outstanding was negligible.

NOTE 8 – SUBSEQUENT EVENTS

See Note 5 for additional shares of common stock authorized.

The Company has evaluated subsequent events that occurred after December 31, 2019 through March 6, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

PDF of SI Website


MELLOW
Kitchen And Cooking
E-Commerce
Food
Lisbon

Website: www.cookmellow.com

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Invest in Mellow

A sous-vide machine that will cook your meals without the need of you being there to cook it.

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$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN MELLOW

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Mellow is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Mellow without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Over 6,400 Mellow V1 units have been activated, with the average household using it to cook 1.7+ times per week
- Mellow completed a successful Kickstarter campaign in December 2019 to launch its 2nd generation product, Mellow Duo, raising over $200,000
- Mellow's IP portfolio includes US and international patents for the Sous Vide cooking device, including its differentiating cooling system
- Mellow is advised by a seasoned food tech pioneer who grew his meal delivery business to over $24,000,000 in annual revenue with a successful exit

Fundraise Highlights

- Total Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Our mission is to bring healthy and convenient eating options to the home. We have created Mellow to work as your sous-chef, one that cooks using a technique called sous-vide and lives on your countertop and in your smartphone.

We all have busy lives and when it's time to eat we are often too exhausted to face the kitchen to prepare a meal.

Mellow helps you craft chef-worthy meals by cooking ingredients to perfection, ready exactly when you want them.

Mellow cooks using a technique called sous vide. This technique is commonly used in high-end restaurants and known for its incredible and consistent results, as well as being one of the healthiest ways to cook. Sous vide assures you that whatever you are cooking is going to be done to perfection, your ingredients will be cooked to your chosen doneness without undercooking or overcooking it.

How is that done? It's as easy as dropping a bag with your ingredients in Mellow, grabbing your phone and saying what you want to cook, how you want it cooked, and when you want it ready.

Mellow not only allows the users to cook their ingredients but also to set them to cook ahead of time with its cooling capabilities.

At the end of 2017 Mellow launched its first-generation product called Mellow and now, with thousands of units in the market, and after all the feedback and support of our community, we are ready to grow and take our product to the next level with Mellow Duo, because what can be better than having a perfectly cooked steak when you get home? It's having a perfectly cooked side dish to go with it!

Mellow Duo will be a modular machine. It will come with two water reservoir configurations.

Two small tanks that will allow you to cook your main ingredient and side dish simultaneously.

And a large one with a bigger capacity so you can cook up to fourteen portions, allowing you to cook for a crowd or simply cook bigger cuts of meat.

Our goal is to also grow as a meal delivery company allowing our users to buy packed and seasoned ingredients ready to be dropped inside of Mellow.

Pitch Deck


MELLOW
Delicious meals, effortlessly.
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Gallery




MODULAR DESIGN
Dual-vat option to cook multiple ingredients at once or One large vat for bigger portions
IN-APP ASSISTANT CHEF
Select from a vast array of ingredients and doneness or create your recipe from scratch
REFRIGERATION SYSTEM
Keeps your food chill until it's time to cook
DOUBLE-WALL TANK
You can cook energy efficiently
BUILT-IN WI-FI
Control your cooking from wherever, whenever

Media Mentions

Key Team Members

Vanessa Domingues

Paulo Fonesca

Ana Martins

Filipe Leonor

Dini Klein

Notable Advisors & Investors

Zalmi Duchman

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,070,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $3,000,000
Interest rate:	5.0%
Note term:	18 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Mellow has set an overall target minimum of US $500,000 for the round, Mellow must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Mellow's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Product development
Industrialisation
Marketing and sales
Operations
Mellow Meal Kit develo...

If Maximum Amount Is Raised


Product development
Industrialisation
Marketing and sales
Operations
Mellow Meal Kit develo...

Investor Perks

- All Investors will receive quarterly update newsletters.

- Investors investing $10,000 or more will benefit from early investor calls and a first-generation Mellow.

- Investors investing $20,000 or more will have an individual yearly investor call with the CEO and a first-generation Mellow.

-Investors investing $50,000 or more will have an individual yearly investor call with the CEO, a first-generation Mellow, and a Mellow Duo.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

The Kitchen Appliance market was worth US$240.5 billion in 2018, and it's anticipated to reach US$340.9 billion by 2026.

The changing lifestyles and hectic schedules led to the growing demand for technologically advanced and modern appliances that can simplify cooking and storing food more efficiently and conveniently.

Kitchen devices that can be connected through wireless or Bluetooth are gaining immense traction in the market. The demand for new appliances that allow easy and healthy cooking is propelled by young consumers more conscious about their eating habits, which catalyzed the demand for oil-free and heat-sensitive nutrients.

Mellow was a company born in the early days of the technological kitchen trend, and our products are carefully designed, having under consideration the market trend and needs.

We genuinely believe that our products are a perfect fit for the current consumer needs.

In 2017 27% of the US population had resorted to meal kits, and it's predicted to reach US$ 4 billion by 2025 benign the largest expected growth within the industry segment.

The meals kits provide a solution for hassle-free cooking of fresh ingredients delivered to your door. The Mellow meal kits will offer the Mellow costumers an ease experience in regards to meals. The ingredients will be delivered to their doorstep, and they will just need to store them on the fridge or freezer and then drop them off on Mellow to get a chef-worthy meal.

Risks and Disclosures

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the financial statements note: "To date, the Company has not generated revenues from principal operations sufficient to cover operational costs. Losses will continue until such time that profitable operations can be achieved and the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities to angel investors and/or through Regulation Crowdfunding as well as the sale of existing inventory. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sous vide and kitchen appliance market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Product safety and quality concerns, including concerns product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has conducted related party transactions. In June 2019, the Company entered into a loan with a related party for $87,500. The loan is due in 18 months and bears no interest. In addition, the Company was to issue 3150 shares of common stock. The Company valued the common stock at $83.33 per share. The price was determined by using the price our founder used to sell a portion of their shares to a third party for. The Company then allocated the relative fair value of the debt and equity component and recorded a discount to the note payable of $65,625. The discount is being amortized over the life of the note. During the year ended December 31, 2019, the company amortized $21,875 of the discount. The balance of the loan as of December 31, 2019 is $43,750. The remaining amortization will be recognized in 2020 through the date of loan maturity. In June 2019, the Company loaned a related party $100,000. The note bore interest at 8% per annum. Interest only payments were to commence August 1, 2019 and continue until July 1, 2020, when the note matured and all principal and unpaid interest was due. As described in Note 1, in October 2019, the loan was extinguished through the receipt of asset of Old Mellow held by the related party. Interest during time the loan was outstanding was negligible.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Mellow

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Mellow. Once Mellow accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Mellow in exchange for your securities. At that point, you will be a proud owner in Mellow.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Mellow has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Mellow does not plan to list these securities on a national exchange or another secondary market. At some point Mellow may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Mellow either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Mellow's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Mellow's Form C. The Form C includes important details about Mellow's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

MELLOW

Delicious meals, effortlessly.


MELLOW

MELLOW

it’s hard to find time to cook **good food**

TIME CONSUMING

With our current lifestyle and busy schedules, most of the time spent cooking is the last thing on our minds.

LOTS OF EFFORT

Most days we arrive home too tired and without the energy to put in the effort to cook a great meal.

BAD RESULTS

It’s not always easy to cook a good meal. Most of us lack the skills needed to cook a delicious meal.

-55%
Cookings made at home in the last 20 years

5.9
Times a week an American eats out

we end up using solutions that are

QUESTIONABLE

We end up buying questionable frozen food or just ordering take out.

UNHEALTHY

These foods are more often than not, greasy and unhealthy.

EXPENSIVE

We spend much more on take-out food then we wished to and it’s gradually becoming a bigger part of our monthly expenses.

30.9%

Americans suffered from obesity in 2019

$4000

Average American spends eating out per year

our solution?

Cook healthy delicious meals without being home

WIFI

Control your cooking in real time from anywhere at any time

REFRIGERATION

Keep your food safe while waiting for the right time to start cooking

IN APP CHEF



Gives you the information you need and learns about you and your preferences.


MELLOW

how to cook with **Mellow?**



1.SEASON & BAG

Drop a bag with seasoned ingredient into Mellow


BEEF
RUMP STEAK
SKIRT STEAK
T-BONE STEAK
TOP SIRLOIN STEAK

2.STEP UP

Choose what you want to cook and how you like it cooked


Top Sirloin Steak
When do you want it ready?
Today 7 00 PM
START

3.TELL IT WHEN

Select when you want it ready



4.VOILÁ!

Your ingredient will be perfectly cooked by the time you selected

how delicious? **sous-vide delicious**

Sous-vide is a slow cooking technique to cook food with precise times and temperatures in a water bath. Widely used by top chefs, it assures textures and flavors that we could never get otherwise.
No more undercooked or overcooked ingredients!



1.SEASON & BAG

Season your food with herbs of your choice, put them inside a food safe bag



2.PUT INSIDE WATER

Place the bag inside a water bath at a defined temperature



3.SERVE

Serve it directly or sear it for a few seconds in a pan for a crisp exterior

the benefits

HEALTH

NUTRIENTS

Since Mellow cooks at a low temperature it preserves the nutritional values and nutrients that you normal lose when cooking with other techniques

LESS FAT AND SALT

The ingredients will cook in their own juices preserving their natural flavor and minimizing the need to add salt and greases



the benefits

CONVENIENCE

REFRIGERATION

Our patented refrigeration system allows you to leave your meal inside Mellow without spoiling it

IN APP CHEF

Set it and forget it, when you get home your dinner will be ready for you! Life can be unpredictable, so if your plans changed you just tell Mellow

EASY CLEANING

Since your ingredients are cooked in food safe bags there is no need to clean Mellow each time


6:04 PM
96%
Search
BEEF
CHICKEN
EGGS
PORK
NOW COOKING
Top Sirloin Steak

what do our costumers say?

Jeff
November 13, 2019

How else do you make a 3/4" thin steak that is seared on the outside, yet still medium rare throughout? Mellow sous vide machine, of course!



Stephanie
April 21, 2019

I LOVE MY MELLOWS! I trusted them with a four pound beef tenderloin today (cut into two pieces) and they did not fail me. It was absolutely perfect. How did I cook before this miracle machine?!?



Carolann
August 28, 2019

Delicious dinner tonight courtesy of Mellow. Delicious lamb chops!!! Final picture don't do the lamb chops justice.



what is **the press** saying?

BuzzFeed

"Mellow will help you become a sous-vide master with ease."

cnet

"Mellow adds a new element to sous vide cooking - cold."

SOUS VIDE GUY.

"The first sous-vide machine I'm personally fine with leaving on the counter full-time"

epicurious

"Want your sous-vide on demand? Say hello to Mellow."



SIMON MAJUMDAR
Judge on Iron Chef, Next Iron Chef & Cutthroat Kitchen

"Fascinating new cooking appliance."

lifehacker

"The coolest feature of Mellow is the refrigeration system"

what is the **market size**



$2.95B
2018
$7.63
2024
MEAL KITS
$84.6B
2018
$164.5B
2024
FOOD DELIVERY TAKE AWAY
$240.5B
2018
$340.9B
2026
KITCHEN APPLIANCES

our competitors

There are several sous vide devices in the market but Mellow is unique since it has a
PATENTED COOLING FEATURE


ANOVA
129.0


SousVide
SUPREME
132.0


143.3
PolyScience
Sous Vide

Why is this so important? Would you leave a steak out of the fridge for hours and then cook it? Our patented cooling feature will allow you to safely set up your meal ahead of time.

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

our **numbers**

6400+ MELLOWS ACTIVATED

10K+ REGISTERED USERS

230 COOKINGS ON AVERAGE A DAY

1.7+ AVERAGE COOK PER HOUSEHOLD

40% OF COOKINGS USE THE COOLING CAPABILITIES

Why are we looking for an **investment?**

MELLOW DUO

MODULAR DESIGN

COOK MULTIPLE INGREDIENTS SIMULTANEOUSLY

SET IT AND FORGET IT

MELLOW MEALS

NO PREPPING NEEDED

MINIMUM CLEANING

ONLINE PURCHASE



the **benefits**

DUAL VAT

2 independent vats

2 different temperatures

2 dishes, main and sides

6 portions per vat



the **benefits**

LARGE VAT

1 vats

1 temperature

Bigger ingredients

14 portions



up to **today**

932 MELLOW DUO UNITS PRE-SOLD

CURRENTLY NEGOTIATING WITH A MAJOR US RETAILER



Explore Start a project
KICKSTARTER
Search Log in
Mellow Duo: perfect sous vide meals with a press of a button
Funded In Less Than 24 Hours
This next-gen sous vide machine makes jaw-dropping food using an in-app chef, built-in refrigeration and a dual-vat option
Get Mellow Duo Now!
Created by
Mellow, Inc.
892 backers pledged $211,526 to help bring this project to life.
Last updated December 29, 2019



INDIEGOGO
Explore
What We Do
For Entrepreneurs
Start a Campaign
Mellow, Inc.
INDEMAND
Mellow Duo: jaw-dropping sous vide meals
This next-gen sous vide machine uses an in-app chef, built-in refrigeration & has a dual-vat option
Mellow, Inc.
Miami, United States
Ask a question
€206,711 EUR by 932 backers
€195,996 EUR by 892 backers on Dec 28, 2019 with another platform
FOLLOWING

Our projections for Mellow Duo

$379

Mellow Duo Large Vat

$499

Mellow Duo Dual Vat

$599

Mellow Duo Bundle



OF MELLOW DUO SOLD
40K
30K
20K
10K
$19.6M
$14.7M
$9.8M
$4.9M
2019
2020
2021
2022
2023
Online Sales
Retail Sales

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to lace undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


MELLO
STORE
Mushroom Risotto

about Mellow Meal Kit

High quality fresh ingredients

Top quality ingredient carefully selected by our chefs and specially design to be cooked in Mellow or Mellow Duo

Delivered Frozen

The ingredients are delivered frozen in a vacuum sealed bag already seasoned

Ready to Cook

No need for any prepping! Just scan the ingredients with Mellow App and Mellow will know exactly how to cook it



Our projections for Mellow Meals

$45

For 6 Portions

50%

Gross Profit



OF MELLOW MEAL KIT SOLD
40K
30K
20K
10K
$1B
$750K
$500K
$250K
2020
2021
2022

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to lace undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Our product **road map**



2019 Q4
2020 Q2
2020 Q4
2021 Q4
2022
2023
PRE-SALE
LAUCH MEALS KITS US
SHIPPING MELLOW DUO
RETAIL MELLOW DUO
LAUCH MEALS KITS UK

our Team



Vanessa Domingues,

Industrial Designer, with 10+years of experience in consumer electronics and manufacturing



Zalmi Duchman, Advisor

15 year industry veteran founder of the fresh diet sold to publicly traded company



Paulo Fonseca

UX Designer
10 years of experience



Filipe Leonor

Professional Chef and Food Science Expert
10 year of experience



Ana Martins

Developer
15 years of experience



Dini Klein

Brand Ambassador
Prep&Rally

summary

Mellow Duo will help you get restaurant-quality meals hassle-free everyday in the comfort of your home. With Mellow Meals you will have ready-to-cook ingredients delivered to your door, making meal prep a thing of the past.

Over 6400 Mellows sold

On the market validating the market interest

932 Mellow Duo pre-ordered

$230K to help finish the development and start the manufacturing process

Proven Team

We have already successfully built and launched a product

Cooling System

Patented key differentiation factor in the industry

Raising Series A

To fulfil costumers' pre-orders and launch a complementary Meal kit service

EXHIBIT E

Video Transcript

Exhibit E
Video Transcript

https://www.youtube.com/watch?v=vaVjjox5jK8&feature=youtu.be
Mellow Duo Seedinvest

It's hard to find time to cook good food. We're all busy, usually it's the last thing on our minds. So we made cooking simple. At the end of 2017, we launched Mellow, an effortless way to cook delicious meals. It's kind of a slow cooker, it uses a technique called sous-vide cooking, which is commonly found in top restaurants. Sous-vide is slow cooking your food to the perfect temperature, to the perfect texture, and to the perfect taste. With Mellow, now you can cook a five-star restaurant meal effortlessly, without even being there to cook it. With thousands of units in the markets, we heard the feedback of our users, and designed a new Mellow to fit your needs even better. Meet Mellow Duo. With modular design, you can feature one large vat for a big family, or two vats to cook an entire meal including sides. Mellow Duo will help you cook delicious food for our busy lives. With only a 30 second setup, you can cook multiple meals simultaneously, even when you're away. Unlike other sous-vide machines, Mellow Duo chills the water, so your ingredients don't spoil while it waits to cook your food. so you don't have to rush home to prepare your meal. Mellow Duo will know when the time is right to start cooking your food depending on your set ready time. When you get home you'll have a perfectly cooked meal ready to eat, or give it a quick sear for that perfect finish. Now you can join the Mellow family by investing in us. We are excited to have you in our SeedInvest equity crowdfunding campaign, and help us bring mellow duo to every kitchen around the world.